Bank Austria Creditanstalt

A Member of HVB Group
8420 / Investor Relations
Vordere Zollamtsstrasse 13
1030 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 56112

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

04010079

SUPPL

Vienna, February 10, 2004

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

RECEIVED FEB 23 2004 WASH. D.C. 187

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

Gerhard Smoley

Bank Austria Creditanstalt

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Presseinformation

06.02.2004

Bank Austria Creditanstalt share to be included in WIG 20 index

The Bank Austria Creditanstalt (BA-CA) share, which has been listed on the Warsaw Stock Exchange since 14 October 2003, will be included in the WIG 20 index as from 22 March. This was announced by the governing body of the Warsaw Stock Exchange yesterday evening. According to a ranking by turnover and free float, Bank Austria Creditanstalt meets the criteria of inclusion in the main Polish stock index: among the shares traded on the Warsaw Stock Exchange, the BA-CA share is in 12th place, accounting for 1.15 per cent of total turnover and 2.09 per cent of free float. In the WIG 20 index the BA-CA share will have a weighting of 2.5 per cent.

"We are pleased with this decision. The Polish market is very important to us, and inclusion in the WIG 20 will give further impetus to the BA-CA share," says Regina Prehofer, the BA-CA Managing Board member responsible for business in Central and Eastern Europe. The BA-CA share has performed strongly over the past few months: since the first day of trading on 14 October 2003, the share price has risen by 44.4 per cent, from PLN 153 (closing price on 14 October) to PLN 221 (closing price on 5 February 2004). With its secondary listing in Poland, Bank Austria Creditanstalt became the first international company whose shares were traded on both the Warsaw Stock Exchange and a market outside Poland.

Besides Austria, Poland is a core market for Bank Austria Creditanstalt. BA-CA's largest banking subsidiary in Central and Eastern Europe is in Poland: Bank BPH is the third-largest Polish bank, with total assets of EUR 10 billion and 2.8 million customers. Moreover, Poland is the largest market in the region with almost 40 million inhabitants. The listing of the BA-CA share on the Warsaw Stock Exchange underlines Bank Austria Creditanstalt's commitment to Central and Eastern Europe.

Bank Austria Creditanstalt started its activities in Central and Eastern Europe in 1990 and has built its network step by step. Today it operates the largest network in the region, with more than 900 offices in 11 countries and with 18,000 employees serving 3.9 million customers. In Poland, Bank Austria Creditanstalt has maintained a presence since 1991.

Development of BA-CA share in Warsaw

Enquiries:
Bank Austria Creditanstalt Group Public Relations
Ildiko Füredi,
tel.: +43 (0)50505 56102;
e-mail: ildiko.füredi@ba-ca.com

Bank Austria Creditanstalt

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IR Release

06.02.04

Bank Austria Creditanstalt share to be included in WIG 20 index

The Bank Austria Creditanstalt (BA-CA) share, which has been listed on the Warsaw Stock Exchange since 14 October 2003, will be included in the WIG 20 index as from 22 March. This was announced by the governing body of the Warsaw Stock Exchange yesterday evening. According to a ranking by turnover and free float, Bank Austria Creditanstalt meets the criteria of inclusion in the main Polish stock index: among the shares traded on the Warsaw Stock Exchange, the BA-CA share is in 12th place, accounting for 1.15 per cent of total turnover and 2.09 per cent of free float. In the WIG 20 index the BA-CA share will have a weighting of 2.5 per cent.

With its secondary listing in Poland, Bank Austria Creditanstalt became the first international company whose shares were traded on both the Warsaw Stock Exchange and a market outside Poland.

ISIN	AT0000995006
Trading Symbol	BACA
Listed on	Vienna Stock Exchange Warsaw Stock Exchange
Reuters RIC	BACA.VI BACA.WA
Bloomberg Ticker Code	BACA AV BCA PW

Enquiries: Investor Relations, Gerhard Smoley , +43 (0)50505 - 58803